Exhibit 99.3

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Colin Hardie, P. Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am currently employed as a Department Manager and Metallurgist in the consulting firm BBA Inc.:

630 René-Lévesque Boulevard West

Suite 1900

Montreal, Quebec H3B 4V5 Canada

2)	I graduated from the University of Toronto in 1996 with a BASc in Geological and Mineral Engineering. In 1999, I graduated from McGill University of Montreal with an M.Eng in Metallurgical Engineering and in 2008 obtained a Master of Business Administration (MBA) degree from the University of Montreal (HEC).

3)	I am a member in good standing of the Professional Engineers of Ontario (Member Number: 90512500) and of the Canadian Institute of Mining, Metallurgy, and Petroleum (Member Number: 140556). I have practiced my profession continuously since my graduation. I have been employed in mining operations, consulting engineering and applied metallurgical research for over 15 years;

4)	I visited the Rainy River Project site on June 16, 2011;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 1, 2, 3, 4, 19, 21 (except 21.4.4, 21.4.5, 21.5.2, 21.5.5, 21.6.4, and 21.6.5), 22, 23, 25, 26, 27 and Appendices A and B of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012 and the “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re- addressed to New Gold in July 2013;

9)	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Montreal, Quebec	Colin Hardie [“signed and sealed”]
February 14, 2014	Colin Hardie, P. Eng.
Department Manager – Mining and Metallurgy

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